ARNOLD & PORTER LLP

Arturo Caraballo
Arturo_Caraballo@aporter.com

202.942.5154
202.942.5999 Fax

555 Twelfth Street, NW
Washington, DC 20004-1206

May 5, 2004

<u>BY HAND DELIVERY</u>

U.S. Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: <u>Rule 12g3-2(b) Exemption of C.A. La Electricidad de Caracas (#82-4896)</u>

Ladies and Gentlemen:

In connection with the exemption of C.A. La Electricidad de Caracas ("EDC") under Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended, granted by the Commission on November 30, 1998, we hereby submit on behalf of EDC certain supplemental information in accordance with the requirements of the Rule.

Pursuant to subparagraph (1)(iii) and paragraph (4) of the Rule, we enclose herewith English and Spanish versions of EDC's "First Quarter 2004 Results," which were disseminated to the shareholders of EDC on May 4, 2004.

If you should have any questions regarding the enclosed supplemental information, please contact the undersigned at (202) 942-5154.

Very truly yours,

Arturo Caraballo

Enclosures

dlw 5/11

82-4896

La Electricidad de Caracas
y sus empresas filiales
una empresa AES



2004 First Quarter Results

C. A. LA ELECTRICIDAD DE CARACAS ANNOUNCES CONSOLIDATED RESULTS FOR THE 1st QUARTER 2004

EDC realized a first quarter EBITDA of Bs. 135.8 billion, with an EBITDA margin above 50%. At the end of the quarter the company had a net loss of Bs.79.3 billion, partly as a result of the 20% devaluation of the bolivar and the fuel oil increase.

EBITDA resulted, is the consequence of the implementation of a new Operational plan for the year, which includes the following measures: reducing non-technical losses, strengthening working capital, debt rollover, maintaining the gross operating profit margin and improving customer satisfaction.

HIGHLIGHTS

- Operating income decreased 0.9% for the quarter, as compared to the same quarter in the previous year.
- EDC paid out dividends of Bs.12.85 per share on March 11, 2004.
- At the end of the quarter, total debt stood at US$651 million.
- Operating expenses were up 21.1% with respect to the same quarter in the previous year.
- Fuel prices were increased 39.7% in January.
- Net losses for the quarter stood at Bs.79.3 billion.
- By March 2004, 89% of qualifying shares had participated in the Employee Incentive Plan through either the "Ven y Participa" or "Ven y Multiplica" programs.
- The "Dona tu Vuelto" (Round up your Bill) program was implemented in each of the commercial offices in the Greater Caracas Area and Vargas State. At the end of the quarter, over Bs.35.2 million had been collected.
- The pilot program "Una Luz para la Integración" (A Light for Integration) was launched in February with the aim of providing employment for the mentally disabled at EDC commercial offices.
- The EDC Customer Care Network is currently in the process of obtaining ISO 9000 certification.

EXTERNAL FACTORS*

- 20% devaluation of the bolivar (the official exchange rate rose from Bs.1600 to Bs.1920 per USD);
- 6.4% accrued inflation for the quarter;
- 10.3% rise in the WPI during the quarter;
- 9.7% drop in the GDP in 2003; and
- 18.0% average unemployment in 2003.

*Source: BCV e INE.

FINANCIAL RESULTS

In millions of constant bolivars as of march 31, 2004

	1Q 03	2Q 03	3Q 03	4Q 03	1Q 04
Operating Revenues	265,478	274,158	282,355	309,045	263,152
Operating Expenses	(105,209)	(108,078)	(109,871)	(142,686)	(127,371)
EBITDA	160,269	166,080	172,484	166,359	135,781
EBITDA MARGIN	60.37%	60.58%	61.09%	53.83%	51.60%
NET INCOME (LOSS)	(31,092)	(6,366)	45,590	74,581	(79,293)

Operating Income for the end of the first quarter stood at Bs.263.2 billion, a Bs. 2.3 billion (0.9%) decrease with respect to the first quarter of 2003. This decrease was the result of a lag between the 2.5% tariff increase (applied in January) and the 6.4% of inflation. The result was partially compensated by a 2.5% increase in energy demand.

OPERATING INCOME (Millions of Bs.)


265,478
263,152
1Q 03
1Q 04

La Electricidad de Caracas
y sus empresas filiales
una empresa AES



2004 First Quarter Results

In the first quarter of 2004, **Operating Expenses (without depreciation)** totaled 127.4 billion, up 21.1% with respect to the same quarter in 2003 (Bs.105.2 billion). The variation is primarily due to delays in maintenance work and certain commercial operation activities (readings, notifications, cuts and reconnections) in the aftermath of the general strike in the first quarter of 2003.

In addition, fuel prices rose 39.7% after the new collective contract was put into force by year end 2003. This had an impact on labor cost, which increased by 21%. The price of materials used in operations and maintenance also rose, reflecting a 4% lag between the wholesale and consumer price indexes.

OPERATING EXPENSES (Millions of Bs.)



105,209
108,078
109,871
142,686
127,371
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04

In the 1Q´04, **EBITDA** stood at Bs. 135.8 billion, as compared to Bs.160.3 billion in the same period of 2003. This drop was due to the rise in fuel prices, the entry into force of the the new collective contract and the increase in the price of materials. As of the end of the first quarter, EBITDA was 4.2 times interest expense.

EBITDA (Millions of Bs.)



160,269
166,080
172,484
166,359
135,781
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04

The **EBITDA Margin** stood at 51.6%, down 14.5% as compared to the same period last year.

EBITDA MARGIN (%)



60.37%
60.58%
61.09%
53.83%
51.60%
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04

For the 1Q´04, the **Integral Financing Cost** rose 10.3% with respect to the same period in 2003 as a consequence of the decreased in the result of the exposure to inflation, (6.4% inflation by the 1Q´04 versus 9.4% by the 1Q´03) and the net debt reduction effect compared to same period last year.

Integral Cost of Financing

(Millions of constant bolivarsas of March 31 2004)

	1Q 03	1Q 04
Interest and Financial Expenses	(27,177)	(10,519)
Net Exchange Gain (Loss)	(135,862)	(135,252)
Result of Exposure to Inflation	63,738	36,273
	(99,301)	**(109,498)**

During the 1Q´04 there was a net loss of Bs.79.3 billion, as compared to 31.1 billion in 2003. This increase is mainly due to the combined effect of the rise in operating expenses caused by higher (+39.7%) fuel prices and of a 20% devaluation of the bolivar with respect to the US dollar.

NET INCOME (LOSS) (Millions of Bs.)



(31,092)
(6,366)
45,590
74,581
(79,293)
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04

La Electricidad de Caracas
y sus empresas filiales
una empresa AES



2004 First Quarter Results

SUMMARY OF FINANCIAL STRATEGIES

Debt Decrease

For the first quarter of the year, EDC had US$651 million in debt, down 12.4% with respect to the same period in 2003 as a result of the debt amortization and the interest payment at the official exchange rate. The debt has decreased 45.8% with respect to 1999 levels.


Years
1999
2000
2001
2002
2003
1T 04
1,200
1,160
1,099
794
664
651
MM US$
45.8%

EDC continues to successfully implement its financial plan, in spite of the difficult macroeconomic situation, which has hindered the obtaining of new financing in the market. However, the Company was able to secure loans for a total of US$55.9 million in the 1Q´04, comprised of: (a) 36.7% in local commercial paper, (b) 40.1% from local banks and (c) the rest from bilateral organizations and foreign banks. In addition, local loans of US$53.6 million were rolled over during the same period, 49.8% with commercial banks and 50.2% in the capital market.

Debt Profile by Source


Local Commercial Banks 12%
External Commercial Banks 2%
Local Capital Market 9%
Bilaterals 10%
External Capital Market 44%
Multilateral 23%

The weighted average cost of the total debt for the 1Q´04 was 9.93%, 7.95% for foreign loans and 19.16% for the bolivar-denominated debt.

Debt Profile by Currency


Debt VEB 21%
Debt US$ 56%
US$ Hedge 23%

MANAGEMENT OF THE BUSINESS

Tariff Scheme and Regulatory Framework

•A joint resolution of the Ministry of Energy and Mines (MEM) and the Ministry of Production and Trade, published in Official Gazette No. 37.906 dated March 25, 2004, establishes prices for methane gas at the level of dispatch centers, as well as the tariffs for transportation and distribution services. The price of methane gas rose to 39,7% on January 5. This price is expected to be updated each January in accordance with exchange rate parity. In addition, the MEM may adjust this price if exchange rate parity surpasses 20% in the year. The cost of this increase in gas prices is transferred to customers on a monthly basis by applying the CACE to all tariff categories, with the exception of the Social Residential Tariff. This represents a 2% rise for end users.

•The average price resulting from application of the tariff in force for the first quarter of 2004 is the following:

Applicable to EDC, CALEV & ELEGGUA
(1Q 2004)

Type of Service	Bs./kWh
Residential	107.6
General	108.9
Industrial	75.5
P. L. & Government	86.3
Average *	**100.1**

* Including costs for taxes and CACE (Charge for adjusment of fuel and energy)

La Electricidad de Caracas
y sus empresas filiales
una empresa AES



2004 First Quarter Results

Applicable to CALEY
(1Q 2004)

Type of Service	Bs./kWh
Residential	91.4
General	73.3
Industrial	79.9
P. L. & Government	45.3
Average	**78.0**

Generation

In the 4Q'04, EDC generated 2,880 GWh to cover customer energy demand, a 12.6% increased with respect to the same period last year, primarily as a result of the lower demand over the first quarter 2003, due to the national general strike.

In addition, Genevapca, generated 338,204 MWh and continued to help minimize power shortages in the Paraguaná Peninsula by exporting 129.7 GWh to the National Interconnected System, meeting approximately 70% of the demand of that region and contributing to strengthening the Venezuelan electrical system.

Transmission & Distribution

By the end or the 1Q'04, EDC energy sales totaled 2,261 GWh, up 2.5% with respect to the same period in the previous year as a consequence of a rise in energy consumption and the fact that energy sales in 2003 were negatively affected by the general strike.

Total (technical and non-technical) energy losses stood at 17.19% by the end of the 1Q'04, with non-technical losses totaling 9.68%.

With an investment of Bs. 1,700 million, EDC built a new 1,500 KVA substation that will supply electrical power for 1,000 residents, to the communities in the Brion and Vargas municipalities.

Management Indicators

The System's **Moving Average Interruption Duration Index** (SAIDI) - Installed KVAs with unforeseen interruptions by the duration of the interruption in minutes divided by the total KVAs - increased 15.9% with respect to the same period in the previous year, standing at 4.7 hours. This indicator continues to be negatively impacted by a severe storm that affected the area in July 2003.



In Hours
(Annual Moving Average)
6
5
4
3
2
4.02
3.86
3.84
3.76
4.70
4.61
4.72
4.86
4.92
5.01
4.97
4.98
4.66
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
2003
2004

The **Yearly Moving Average Interruption Frequency Index** (SAIFI) - Installed KVAs with unforeseen interruptions divided by total KVAs - stood at 3.19 times, a 12.8% drop with respect to the first quarter of the previous year. This indicator continues to be negatively impacted by the transmission failures that resulted from the March 2003 forest fire in El Avila National Park.



Times
(Annual Moving Average)
4.00
3.80
3.60
3.40
3.20
3.00
2.80
2.60
3.66
3.62
3.73
3.66
3.80
3.69
3.75
3.74
3.79
3.77
3.84
3.19
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan
Feb
Mar
2003
2004

Retail

In the first quarter, the commercial network continued its optimization and cost reduction plan by adding 21 new authorized collections agents, turning 5 payment points into authorized agents and closed down 2 commercial offices (CC Daymar and Guarenas.)

La Electricidad de Caracas
y sus empresas filiales
una empresa AES



2004 First Quarter Results

ISO 9000 Certification

The EDC Customer Care Network and AES Network have begun the process for obtaining ISO 9000 certification for their quality control systems. This certification will allow the companies to enhance their services according to international standards, increase customer satisfaction and add to shareholder value.

The Mystery Shopper

The Customer Care Network (RAC in Spanish) measures satisfaction levels in commercial offices, authorized agents and the Contact Center, through a monitor quality and personnel response. This technique known as "Mystery Shopper" has the capability of obtaining information on availability of customer care personnel, effectiveness of complaint resolution and conflict management. The contact point does not know it is being evaluated and this allows for precise and real information.

The **total number of billed customers** as of the end of the 1Q'04 was 980,570, 86% of which correspond to the Residential category and 12% to the Commercial category.



LARGE CUSTOMERS 1%
PUBLIC SECTOR 1%
COMMERCIAL 12%
RESIDENTIAL 86%

By the end of the first quarter of 2004, **consumption in GWh** stood at 2,261.



PUBLIC SECTOR 9%
LARGE CUSTOMERS 19%
RESIDENTIAL 36%
COMMERCIAL 36%

Retail Management Indicators

EDC Accounts Receivable rotation by the end of the first quarter stood at 2.42 times, the same as at year end 2003. Results of efforts to reduce this indicator were hindered by the seasonal drop in collections in the public sector at the beginning of each year.



Times
Accounts Receivable Rotation
2.5
2.4
2.3
2.2
2.1
2
1.9
MAR 2003
JUN 2003
SEP 2003
DEC 2003
MAR 2004

Effectiveness of collections stood at 93% in the 1Q'04.



1.06
1.04
1.02
1
0.98
0.96
0.94
0.92
0.9
0.88
0.86
MAR 2003
JUN 2003
SEP 2003
DEC 2003
MAR 2004

Safety for EDC People

EDC has continued to implement a plan to improve Protection and Safety among its employees. The plan has resulted in a progressive drop in the Lost Time Accidents indicator over the last four years.



No. of Accidents with Lost Time
2000
73
2001
29
2002
26
2003
27
1Q 04
8



2004 First Quarter Results

SUBSIDIARIES

AES GENEVAPCA
Energía positiva en acción

Generación de Energía y Vapor (GENEVAPCA) is the EDC affiliate that supplies electricity and steam to PDVSA's Paraguaná Refinery.

At the end of the 1Q´04, Genevapca continued to help minimize power shortages in the Paraguaná Peninsula by contributing 129.7 GWh to the National Interconnected System, meeting approximately 70% of the demand of that region.

By the end of *1Q'04*, total energy sales for Genevapca stood at 329,549 MWh and sales of steam totaled 209,450 TM, for a total of Bs. 25.1 billion in income in that period.


ENERGY EXPORTS
(GWh)
183
136
136
136
130
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04

COM MOVIL
AES Soluciones Tecnológicas

Comunicaciones Móviles EDC, C.A., renders mobile land radio communication services by transporting voice signals and trunking. It operates in the Caracas Metropolitan Area and in the Northern area of the country, interconnecting major cities on the Puerto La Cruz-Barquisimeto axis. Its activities are mainly geared toward corporate clients.

By the end of the first quarter of 2004, a total of 3,287 units were connected to the Commovil system, representing Bs. 881 million in income with 99.7% availability of services.

Administradora SERDECO, C.A.

Adminsitradora Serdeco C.A. Is a leading company specializing in rendering commercial services. It has broad experience in the commercial management of waste collection services and property tax collection.

During the first quarter, operating income stood at Bs. 4.4 *billion*, down 1% with respect to the first quarter of 2003, mainly as a result of the lag in tariff increases for electricity and waste collection with respect to inflation.

Operating costs stood at Bs. 2.8 billion for the period, up 10% with respect to the previous year as a result of: (a) the inflation rate for the period, (b) the addition of new activities and (c) processes aimed at improving customer care services.

AES network

AES Network Communications operates a telecom carrier network encompassing the Caracas Metropolitan Area and Guarenas/Guatire.

At present, the company has 24 clients, mainly national and international telecom operators and Internet Access Suppliers (ISPs).

The new MetroEthernet data-carrier network, the first of its kind in Venezuela, was commissioned during the first quarter of 2004. This network is designed to provide better data-carrying services to customers.



2004 First Quarter Results

smart power

Smart Power is the integral value added service that offers its business clients more efficient energy management through consulting and IT services.

At present, its main clients are located in the eastern and central areas of the country.

Additionally, 10 new clients were incorporated during the first quarter for the following services:

- Lighting projects
- Maintenance and tests for transformers
- Reagent compensation studies
- Recording and analysis of electrical parameters.
- Load census
- Heat sensor analysis

MARKET CAPITALIZATION

As a result of the rise in the volume of shares being traded and the price per share, the **Market Capitalization** of the Company rose 175.6% with respect to the value at the end of the first quarter of 2003, standing at US$733 million as of March 31, 2004.

Market Capitalization (Millions US$)


733
175.6%
266
1Q 03
1Q 04

Dividends

On March 11, 2004, EDC paid out cash dividends of Bs.12.85 per share (Bs.642.50 per ADR) to shareholders registered before March 5, 2004.

EVENTS

"Ven y Participa": An incentive program for EDC workers

In March EDC completed its second incentive plan to workers "Ven y Participa". The program consisted of the purchase of these shares at US$ 0.57 per share, payable in bolivars at the official rate, through a trust created by EDC.

Of the total qualifying shares, 89% participated in both programs. Thus, the commitment established in the contract signed by The AES Corporation, EDC and Corporación EDC was met.

RESPONSABILIDAD SOCIAL

"Dona tu Vuelto" (Round Up Your Bill) is a program aimed at collecting any change remaining after customers pay for electricity and other services. The proceeds collected are used to support the efforts of the Fe y Alegría charity in Venezuela. The program is also sponsored by the Dividendo Voluntario para la Comunidad (DVC)

Once a donation is made, EDC records the amount of the donation on the back of the bill in order to verify the transparent handling of the funds that are collected.

During the first quarter of 2004, the program was extended to all commercial offices in the Greater Caracas Area and Vargas State. By the end of the quarter, "Dona tu Vuelto" had accrued Bs.35.2 million.

With their generous contributions through "Dona tu Vuelto", our customers helped to build 12 extra classrooms, 2 workshops and 4 bathrooms in the Enrique de Ossio School in the Artigas sector of Caracas. This added space will benefit over 500 children within that community.

La Electricidad de Caracas
y sus empresas filiales
una empresa AES



2004 First Quarter Results

EDC forms part of the "Voluntary Payroll Deduction Program"

This is a program from the Dividendo Voluntario para la Comunidad (United Way) through which, the company and its employees participate, actively and permanently, in the development and financing of Social Responsibility projects.

The key element of this program is that the employee voluntarily sets an specific amount to be deducted, on a monthly basis, from his/her payroll which is then matched by the company and allocated to those Social Responsibility projects selected by them.

At the end of the first quarter, EDC and its employees have contributed with Bs. 21 million, increasing their participation to Bs. 325 million since their involvement in the program in year 2000.

A Light for Integration

In February, the Customer Care Network launched a pilot test for the "Una Luz para la Integración" (A Light for Integration) project designed to incorporate intellectually disabled people into the job market. The test pilot commercial office has improved its customer satisfaction ratio which is now one of the highest in the company.

In Support of the Environment

EDC and the Instituto Nacional de Parques (INPARQUES) entered into an agreement whereby EDC will cover the costs for the maintenance of the fire line in the El Avila National Park. The area included in the agreement spans from Loma del Cuño to the Chacaito Park Ranger Post.

With this initiative, EDC ratifies its commitment to preserve the environment in the country.

ElectroBus

In the first quarter of 2004, a total of 1,604 people have visited the Electrobus as it visited 24 different public and private institutions. The Electrobus is a facility designed to educate people on the efficient use of electricity. Visitors listen to a 45 minute lecture and take part in interactive activities. Over 5,104 people have taken part in this program.



The results presented in this report have not been audited and were derived according to the Accounting Principles currently in force in Venezuela for companies whose securities are registered with the Venezuelan Securities Commission. These results have been adjusted to reflect the effects of inflation following the aforementioned accounting standards and are presented in bolivars as stated on March 31, 2004.

As of March, 2004, the exchange rate was 1,920.00 bolivars per US dollar and the average exchange rate for the year was 1,782.86 bolivars per US dollar. The Consumer Price Index (1997 base year) for the end of March, 2004, was 410.16 and the average Consumer Price Index during the quarter was 402.36.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC) is an AES Corporation affiliate. EDC provides electricity mainly to the Caracas Metropolitan Area and is the largest private utility in Venezuela. Each share of EDC is transacted in the Bolsa de Valores de Caracas (Caracas Stock Exchange). The Group's American Depositary Receipts (ADRs) are dealt in U.S. "over-the-counter" market under the symbol "ELDAY."

AES, EDC's main stockowner, is a world leading power supply company that focuses on the business of competitive generation, distribution and retail supply of electricity in 27 countries. AES is a company dedicated to supplying electricity at a global level in a socially responsible manner. Please address any questions or comments related to this report to Investor Relations, email address: edcinversionistas@aes.com

Contact Person:

Scarlett Alvarez U.
Investor Relation
Director

58-212/ 502.2950

edcinversionistas@aes.com



C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED INCOME STATEMENT

(Based on unaudited financial statements and expressed in millions of constant bolivars as of March 31, 2004)

	1Q03 Bs	2Q03 Bs	3Q03 Bs	4Q03 Bs	1Q04 Bs	1Q04 US$
Operating Revenues	265,478	274,158	282,355	309,045	263,152	148
Operating Expenses	(105,209)	(108,078)	(109,871)	(142,686)	(127,371)	(71)
EBITDA	**160,269**	**166,080**	**172,484**	**166,359**	**135,781**	**76**
EBITDA MARGIN	**60.37%**	**60.58%**	**61.09%**	**53.83%**	**51.60%**	**51.60%**
Depreciation and Amortization	(82,240)	(91,710)	(85,020)	(85,943)	(83,212)	(47)
EBIT	**78,029**	**74,370**	**87,465**	**80,416**	**52,569**	**29**
EBIT MARGIN	**29.39%**	**27.13%**	**30.98%**	**26.02%**	**19.98%**	**19.98%**
Other Income and (Expenses),Net	(2,828)	(9,440)	(33,804)	(433)	(13,090)	(7)
Interest and Financial Expenses	(99,301)	(63,582)	(6,920)	1,730	(109,498)	(61)
INCOME (LOSS) BEFORE PROVISION TAXES, RESULT OF COMPANIES AVAILABLE FOR THE SALE, EQUITY IN NET INCOME OF AFFILIATED COMPANY AND MINORITY INTEREST	**(24,100)**	**1,347**	**46,741**	**81,713**	**(70,019)**	**(39)**
Provision for Income Tax	(8,510)	(16,167)	(7,829)	(3,509)	(8,980)	(5)
Result of Companies Available for the Sale	2,608	8,453	6,674	(3,593)	(297)	(0)
Equity in Net Income of Affiliated Company	-	-	-	(33)	-	-
Minority Interest	(1,090)	-	4	2	3	0
NET INCOME (LOSS)	**(31,092)**	**(6,366)**	**45,590**	**74,581**	**(79,293)**	**(44)**
NET MARGIN	**-11.71%**	**-2.32%**	**16.15%**	**24.13%**	**-30.13%**	**-30.13%**
NET INCOME (LOSS)PER SHARE	(9.89)	(2.03)	14.51	23.73	(25.23)	(0.01)
NET INCOME (LOSS) PER ADR	(494.62)	(101.28)	725.26	1,186.47	(1,261.42)	(0.71)
SHARES OUTSTANDING (millions)*	3,143	3,143	3,143	3,143	3,143	3,143



C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑIAS FILIALES
CONSOLIDATED BALANCE SHEET

(Based on unaudited financial statements and expressed in millions of constant bolivars as of march 31, 2004)

	2003 March 31	2004 March 31
ASSETS		
Current Assets	786,147	916,454
Cash and Cash Equivalents	390,942	493,352
Property, Plant and Equipment, net	3,644,361	3,417,437
Investments	78,349	77,272
Long Term Accounts Payable	54,551	45,459
Intangible Assets and Deferred Credits	45,029	23,478
Long Term Company Assets Available for Long-Term-Sale	30,157	26,616
Total Assets	**4,638,594**	**4,506,716**
LIABILITIES AND EQUITY		
Current Liabilities	814,667	1,257,233
Bank Loans and Overdrafts	279,393	207,464
Current Portion of Long Term Debt	226,476	640,897
Long Term Debt	963,093	398,527
Others Liabilities	139,337	173,458
Equity	2,721,497	2,677,498
Total Liabilities and Equity	**4,638,594**	**4,506,716**
Current Assets/Current Liabilities	**0.96**	**0.73**
Short Term Debt/Long Term Debt	**0.53**	**2.13**
Equity/Total Assets	**58.67%**	**59.41%**
Financial Debt/Total Capitalization	**35.05%**	**31.77%**



2004 First Quarter Results

TECHNICAL ASPECTS

Installed Capacity (MW)	1Q04
Arrecifes	120
Ampliación Tacoa	1,410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Installed Capacity	**2,616**

Generation and Net Energy Purchases (GWh)	1Q03	2Q03	3Q03	4Q03	1Q04
Gross Generation	2,558	3,002	3,407	3,507	2,880
Purchased Energy (Includes CALEY)	70	74	75	78	73
Internal Consumption and Losses	(422)	(654)	(635)	(564)	(692)
Total Sold Energy	**2,206**	**2,422**	**2,847**	**3,021**	**2,261**
Plant Availability (Rolling average) (%)	87.11	81.77	82.82	80.26	81.15
Net Capacity Factor (%)	51.68	59.36	65.65	70.09	57.96

 # Customer (Supplies)

Sectors	1Q03	2Q03	3Q03	4Q03	1Q04	1Q03 Vs 1Q04
Residential	827,569	842,194	850,998	857,945	854,852	3.3%
Industrial	6,532	6,569	6,683	6,962	5,742	-12.1%
General	109,482	111,494	113,142	113,972	112,902	3.1%
Street Lighting and Government	6,503	6,414	6,707	6,840	7,074	8.8%
Total	**950,086**	**966,671**	**977,530**	**985,719**	**980,570**	**3.2%**

Consumption (GWh) (w/o Genevapca)

Sectors	1Q03	2Q03	3Q03	4Q03	1Q04	1Q03 Vs 1Q04
Residential	779	831	861	912	804	3.2%
Industrial	427	458	478	531	433	1.4%
General	809	864	907	949	827	2.2%
Street Lighting and Government	191	206	209	226	197	3.1%
Total Service Area	**2,206**	**2,359**	**2,455**	**2,618**	**2,261**	**2.5%**
National Interconnected System	0	63	392	403	0	0.0%
Total (service area+NIS)	**2,206**	**2,422**	**2,847**	**3,021**	**2,261**	**2.5%**



TECHNICAL ASPECTS

Transmission and Distribution

	Unidad	1Q 04
T&D Overhead Lines (from 230 kV to 4.8 kV)	Km	4,874
T&D Underground Cables (from 230 kV to 4.8 kV)	Km	3,529
Served Area	Km^2	5,200
Substations (from 230 kV to 4.8 kV)	#	133
Historic Peak Load	MW	1,977
Load Factor	%	76
T&D Installed Capacity (from 230 kV to 30 kV)	MVA	8,834
T&D Installed Capacity (from 12.47 kV to 0.120 kV)	MVA	5,831

#82-4896

La Electricidad de Caracas
y sus empresas filiales

una empresa AES



Resultados del Primer Trimestre de 2004

C. A. LA ELECTRICIDAD DE CARACAS ANUNCIA SUS RESULTADOS CONSOLIDADOS AL CIERRE DEL PRIMER TRIMESTRE DE 2004

EDC registró un EBITDA de Bs. 135,8 millardos durante el primer trimestre, manteniendo su tendencia con márgenes de EBITDA superiores al 50%. Para el cierre del trimestre se reportó una pérdida neta de Bs. 79,3 millardos, motivado -en parte- al efecto de la devaluación del bolívar en un 20% y al aumento del combustible.

El EBITDA obtenido ha sido posible gracias a la implantación -por parte de la Gerencia- del plan denominado "Fortaleciéndonos 2004", tendiente a minimizar los efectos adversos que pueda ocasionar la situación económica. Este plan le da continuidad al implantado durante el año 2003, el cual contempla lo siguiente: reducción de las pérdidas no técnicas, fortalecimiento del capital de trabajo, renovación de la deuda, preservación del margen de utilidad operativa bruta y satisfacción del cliente.

ASPECTOS RESALTANTES

- Los ingresos operativos al cierre del trimestre disminuyeron en 0,9% en comparación con el mismo trimestre del año anterior.
- EDC pagó un dividendo de Bs. 12,85 por acción, el 11 de marzo 2004.
- La deuda total al cierre del trimestre se ubicó en US$ 651 MM.
- Los gastos de operación aumentaron en un 21,1% en relación al mismo trimestre del año anterior.
- El precio del combustible aumentó en 39,7%, a partir del mes de enero.
- Durante el trimestre se registró una pérdida neta por Bs. 79,3 millardos.
- El programa "Ven y Participa" cerró durante el mes de marzo con una participación del 65% que sumado al programa "Ven y Multiplica" alcanzan una participación total del 89% de las acciones que calificaban.
- Durante el primer trimestre del año se hizo extensivo el programa "DONA TU VUELTO" a todas las Oficinas Comerciales de la Gran Caracas y del Estado Vargas. Al cierre del trimestre, se recolectó una suma superior a los Bs. 35 millones.
- Durante el mes de febrero arrancó el programa piloto "Una Luz para la Integración", el cual tiene como objetivo la incorporación en nuestras oficinas comerciales de personas con discapacidad intelectual.
- La Red de Atención al Cliente de EDC ha iniciado un proceso para alcanzar la certificación de los sistemas de gestión de la calidad, a través de la implantación de la norma ISO 9000.

FACTORES EXTERNOS*

- Devaluación del 20% del bolívar con relación al dólar, al ajustarse el tipo de cambio oficial de Bs. 1.600 a Bs. 1.920 por US$.
- Inflación acumulada durante el trimestre de 6,4%.
- El IPM creció en un 10,3% en el trimestre.
- Contracción del PIB durante el año 2003 fue de 9,7%.
- Desempleo de 18,0% promedio para el año 2003.

*Fuerte: BCV e INE.

RESULTADOS FINANCIEROS

En millones de bolívares constantes al 31 de marzo de 2004

	1T 03	2T 03	3T 03	4T 03	1T 04
Ingresos de Operación	265.478	274.158	282.355	309.045	263.152
Gastos de Operación	(105.209)	(108.078)	(109.871)	(142.686)	(127.371)
EBITDA	**160.269**	**166.080**	**172.484**	**166.359**	**135.781**
MARGEN EBITDA	**60,37%**	**60,58%**	**61,09%**	**53,83%**	**51,60%**
Utilidad (Pérdida) Neta	**(31.092)**	**(6.366)**	**45.590**	**74.581**	**(79.293)**

Los **Ingresos de Operación** para el primer trimestre se situaron en Bs. 263,2 millardos, cifra que representa una disminución de Bs. 2,3 millardos (0,9%) al compararse con los ingresos registrados en el primer trimestre del año anterior. Esta disminución se debe principalmente al rezago en los aumentos tarifarios y al efecto de la inflación de 6,4%, parcialmente compensado por el aumento de la demanda de energía en un 2,5%.

La Electricidad de Caracas
y sus empresas filiales
una empresa AES



Resultados del Primer Trimestre de 2004

INGRESOS DE OPERACION (Millones de Bs.)


265.476
263.152
1T 03
1T 04

Durante el primer trimestre de 2004 los **Gastos de Operación (sin depreciación)** totalizaron Bs. 127,4 millardos incrementándose en 21,1% en relación a los obtenidos en el mismo trimestre del año anterior por Bs. 105,2 millardos.
Este incremento, obedece al ajuste en los precios del combustible de 39,7%; a la entrada en vigencia del nuevo contrato colectivo de trabajo -a mediados del año 2003- impactando el costo de mano de obra en 21% y a la incorporación de materiales a la operación y mantenimiento que reflejan el incremento en los costos, producto de una brecha de 4% entre el IPM y el IPC.

Adicionalmente, el paro cívico nacional imposibilitó, parcialmente, a las distintas contratistas -durante el primer trimestre de 2003- llevar a cabo los programas de mantenimiento de la red y de la operativa comercial tales como lectura, notificación, corte y reconexión del servicio al cliente.

GASTOS DE OPERACIÓN (Millones de Bs.)


105.209
108.078
109.871
142.686
127.371
1T 03
2T 03
3T 03
4T 03
1T 04

Para el primer trimestre el **EBITDA** se situó en Bs. 135,8 millardos comparado con los Bs. 160,3 millardos reportados para el mismo período de 2003. Esta disminución obedece al ajuste que experimentaron los precios del combustible, a la entrada en vigencia de la nueva contratación colectiva y al incremento de los costos de materiales. Al cierre del primer trimestre, el EBITDA representa 4,2 veces el gasto de intereses.

EBITDA (Millones de Bs.)


160.269
166.080
172.484
166.359
135.781
1T 03
2T 03
3T 03
4T 03
1T 04

El **Margen EBITDA** se ubicó en 51,6%, disminuyendo en 14,5% en relación al mismo período del año 2003.

MARGEN EBITDA (%)


60,37%
60,58%
61,09%
53,83%
51,60%
1T 03
2T 03
3T 03
4T 03
1T 04

Para el primer trimestre del año 2004 el **Costo Integral de Financiamiento** se incrementó en un 10,3% en relación al mismo período del año anterior, producto de la disminución del resultado monetario del ejercicio al registrarse una inflación para el primer trimestre de 2004 de 6,4%, menor en 3 puntos porcentuales a la del primer trimestre de 2003 (9,4%) , así como también, el efecto de la reducción de la deuda neta, comparada con el mismo trimestre del año anterior.

Costo Integral de Financiamiento

En millones de bolívares constantes al 31 de marzo de 2004

	1T 03	1T 04
Intereses y gastos financieros netos	(27.177)	(10.519)
Diferencia en cambio, neta	(135.862)	(135.252)
Resultado monetario del ejercicio	63.738	36.273
	(99.301)	**(109.498)**

Durante el primer trimestre del año 2004 se registró una pérdida neta de Bs. 79,3 millardos, en comparación con los resultados obtenidos en el 2003, para el cual se reportaron pérdidas netas por Bs. 31,1 millardos. Este incremento obedece al efecto combinado del aumento de los gastos operativos y la devaluación del bolívar frente al dólar americano.



Resultados del Primer Trimestre de 2004

UTILIDAD (PÉRDIDA) NETA (Millones de Bs.)


74.581
45.590
(6.366)
(31.092)
(79.293)
1T 03
2T 03
3T 03
4T 03
1T 04

RESUMEN DE ESTRATEGIAS FINANCIERAS

Disminución de la deuda

Para el primer trimestre del año, EDC registró un nivel de deuda de US$ 651 MM disminuyendo en un 12,4% con respecto al mismo período del año 2003, debido al cumplimiento del servicio de la deuda a tasa oficial. Desde el año 1999 se ha reducido progresivamente el nivel de endeudamiento totalizando 45,8% al final del primer trimestre de 2004.


Años
1999
2000
2001
2002
2003
1T 04
1.200
1.160
1.099
794
664
651
MM US$
45,8%

EDC continúa con éxito la ejecución de su plan financiero a pesar de la situación macroeconómica que ha dificultado la obtención de nuevos financiamientos en los mercados. No obstante, la Empresa concretó financiamientos por un total de US$ 55,9 MM para el primer trimestre del año 2004, de los cuales: (a) 36,7% corresponden a la emisión de Papeles Comerciales en el Mercado Local, (b) un 40,1% con la Banca Local y (c) el resto con Organismos Bilaterales y Banca Extranjera. Así mismo, se realizaron renovaciones de Créditos locales por US$ 53,6MM, para el mismo período, de los cuales 49,8% fueron con la Banca Comercial y un 50,2% en Mercado de Capitales.

Composición de la Deuda por Fuente de Financiamiento


Banca Comercial Local 12%
Banca Comercial Externa 2%
Mercado de Capitales Local 9%
Bilaterales 10%
Mercado de Capitales Exterior 44%
Multilaterales 23%

El costo promedio ponderado de la deuda total para el primer trimestre del 2004 fue de 9,93%, siendo el costo promedio de la deuda en moneda extranjera de 7,95% y de la denominada en bolívares de 19,16%.

Composición de la Deuda por Moneda


VEB 21%
US$ 56%
US$ Hedge 23%

GESTIÓN DEL NEGOCIO

Régimen Tarifario y Marco Regulatorio

- El 25 de marzo de 2004 fue publicada en Gaceta Oficial N° 37.906, una resolución conjunta de los Ministerios de Energía y Minas y de la Producción y el Comercio donde se establecen los precios del gas metano en los Centros de Despacho y las tarifas para los servicios de transporte y distribución. El ajuste en el precio del gas metano correspondiente al año 2004 fue de 39,7% con vigencia a partir del 5 de enero; se prevé su actualización en enero de cada año en función de la paridad cambiaria. Adicionalmente, el MEM podrá ajustar los precios a una fecha distinta a la prevista si el desplazamiento de la paridad cambiaria es superior al 20% en el año. El costo que representa este incremento en el precio del gas es trasladado mensualmente a los clientes a través del CACE, excepto en el caso de la Tarifa Residencial Social (esto representa un 2% aproximadamente de aumento para el usuario final).

La Electricidad de Caracas
y sus empresas filiales

una empresa AES



Resultados del Primer Trimestre de 2004

- El precio promedio del primer trimestre de 2004 resultante de la aplicación de la tarifa vigente es el siguiente:

Aplicable a EDC, CALEV y ELEGGUA
(1T 2004)

Tipo de Servicio	Bs./kWh
Residencial	107,6
General	108,9
Industrial	75,5
A.P. y Sector Oficial	86,3
Promedio *	**100,1**

* Se incluyen los costos por patente y CACE (Cargo por ajuste de combustible y energía)

Aplicable a CALEY
(1T 2004)

Tipo de Servicio	Bs./kWh
Residencial	91,4
General	73,3
Industrial	79,9
A.P. y Sector Oficial	45,3
Promedio	**78,0**

Generación

Durante el primer trimestre de 2004, la producción de energía de EDC totalizó 2.880 GWh con lo cual se cubrieron los requerimientos de energía de sus clientes, lo cual representó un incremento de 12,6% con respecto al mismo trimestre del año 2003. Este aumento obedece fundamentalmente al paro cívico nacional acaecido durante el primer trimestre del año anterior.

Por otra parte, la planta de Genevapca, ubicada en la Península de Paraguaná, generó un total de 338.204 MWh. De este total, 129,7 GWh fueron vendidos a CADAFE, con lo que se suplió apróximadamente el 70% de las necesidades de electricidad de la región, apoyando de esta manera al Sistema Interconectado Nacional y contribuyendo a fortalecer el Sistema Eléctrico Venezolano.

Transmisión y Distribución

Para el primer trimestre del año 2004, la venta de energía de la EDC alcanzó 2.261 GWh. Las ventas de energía totales aumentaron en 2,5% con respecto al mismo periodo del año 2003, como consecuencia del aumento en el consumo de energía y estar afectado el periodo del 2003 por los efectos del paro cívico nacional.

Las pérdidas de energía (técnicas y no técnicas) se colocaron en 17,19% al cierre del primer trimestre del año 2004, ubicándose las no-técnicas en 9,68%.

EDC ha puesto en marcha una nueva subestación con una capacidad de 1.500 KVA, con una inversión de 1.700 millones de bolívares. Esta subestación está ubicada en Chuspa y suplirá energía eléctrica a comunidades del Municipio Brión y Municipio Vargas, beneficiando aproximadamente mil a clientes.

Indicadores de Gestión

El **Índice Móvil Anual de Duración de Interrupción** (SAIDI) del sistema -KVA instalados interrumpidos *imprevistos por los minutos de interrupción entre los KVA* totales-, cerró en 4,7 horas al cierre del primer trimestre del presente año aumentando en un 15,9% comparado con el mismo periodo del año 2003. Este aumento se debió al efecto de la tormenta Claudette en julio de 2003, afectando este indicador ya que es un promedio móvil anual.


Expresado en Horas
(Promedio Móvil anual)
6
5
4
3
2
4,02
3,86
3,84
3,76
4,70
4,61
4,72
4,86
4,92
5,01
4,97
4,98
4,66
Mar
Abr
May
Jun
Jul
Ago
Sep
Oct
Nov
Dic
Ene
Feb
Mar
2003
2004

En cuanto al **Índice Móvil Anual de Frecuencia de Interrupción** (SAIFI) -KVA instalados interrumpidos imprevistos entre los KVA totales-, se ubicó en 3,19 veces disminuyendo en 12,8% con respecto al primer trimestre del año anterior. Esta disminución se debió a la falla ocurrida en el sistema de transmisión por el incendio en el



Resultados del Primer Trimestre de 2004

Parque Nacional El Ávila durante en el mes de marzo de 2003. Al transcurrir un año del evento, saldrá de la estadística y el indicador anual vuelve a sus valores habituales ya que es un promedio móvil anual.


Veces
(Promedio Móvil anual)
4,00
3,80
3,60
3,40
3,20
3,00
2,80
2,60
3,66
3,62
3,73
3,66
3,80
3,69
3,69
3,75
3,74
3,79
3,77
3,84
3,19
Mar
Abr
May
Jun
Jul
Ago
Sep
Oct
Nov
Dic
Ene
Feb
Mar
2003
2004

Comercialización

Durante el primer trimestre, la red de atención comercial continuó con su plan de optimización y reducción de costos al incorporar 21 agentes autorizados de cobros, transformar 5 puntos de pago en agentes autorizados y cerrar 2 oficinas comerciales: CC Daymar y Guarenas.

Certificación Norma ISO 9000

La Red de Atención al Cliente y AES Network han iniciado un proceso para alcanzar la certificación de los sistemas de gestión de la calidad a través de la implantación de la norma ISO 9000, certificación otorgada para la Normalización, ISO. Esta certificación permitirá a EDC y AES Network incrementar la calidad de sus servicios de atención según estándares internacionales, lo cual sin duda se traducirá en mayor satisfacción para los clientes, y mayor valor para los accionistas de la empresa.

Comprador Misterioso (Mistery Shopper)

La RAC (Red de Atención al Cliente) realiza mediciones en las Oficinas Comerciales, Agentes Autorizados, y Contac Center a través de monitorear el nivel de calidad y de atención. Ésta técnica conocida como "Mistery Shopper" tiene la facultad de obtener información sobre: disponibilidad de atención, servicio al cliente, efectividad en la resolución de casos y manejo de situaciones conflictivas, sin que el punto de contacto visitado tenga conocimiento previo de su evaluación, lo que garantiza una información precisa y ajustada a la realidad.

El número **total de clientes facturados** que tiene la empresa al cierre del primer trimestre del año 2004 , es de 980.570. De los cuales el 86% corresponden a clientes residenciales y 12% a clientes comerciales.


INDUSTRIAL
1%
SECTOR
PUBLICO
1%
COMERCIAL
12%
RESIDENCIAL
86%

Para el cierre del primer trimestre del año 2004 el **consumo de GWh** se ubicó en 2.261.


SECTOR
PUBLICO
9%
INDUSTRIAL
19%
RESIDENCIAL
36%
COMERCIAL
36%

Indicadores de Gestión

La rotación de las cuentas por cobrar de EDC para el cierre del primer trimestre del año 2004, se ubicó en 2,42 meses, manteniendo el mismo nivel a diciembre de 2003, debido al efecto estacional que presentan las cobranzas del sector público durante los primeros meses de cada año.


Veces
Rotación de las Cuentas por Cobrar
2,5
2,4
2,3
2,2
2,1
2
1,9
MAR 2003
JUN 2003
SEP 2003
DIC 2003
MAR 2004



Resultados del Primer Trimestre de 2004

La efectividad de la cobranza se ubicó en 93% al primer trimestre del año 2004.


1,06
1,04
1,02
1
0,98
0,96
0,94
0,92
0,9
0,88
0,86
MAR 2003
JUN 2003
SEP 2003
DIC 2003
MAR 2004

Seguridad de los Empleados

La Empresa ha continuado con el plan de mejora en su Programa de Protección y Seguridad para sus empleados, el cual se refleja en una reducción progresiva durante los últimos cuatros años en el indicador de No. de Accidentes con Pérdida de Tiempo.

N° de Accidentes con Pérdida de Tiempo


2000
73
2001
29
2002
26
2003
27
1T 04
8

FILIALES

AES GENEVAPCA
Energía positiva en acción

Generación de Energía y Vapor (GENEVAPCA) – Es la filial de EDC que suple de electricidad y vapor al Centro de Refinanciación mas grande del mundo, propiedad de PDVSA y ubicado en la Península de Paraguaná.

Al cierre del primer trimestre de 2004, Genevapca continuó contribuyendo a minimizar las carencias de energía eléctrica de la Península de Paraguaná aportando a CADAFE 129,7 GWh, lo que representó aproximadamente el 70% de las necesidades de la región.

Las ventas totales de energía eléctrica de esta filial totalizaron 329.549 MWh y las ventas de vapor sumaron 209.450 TM para el primer trimestre, representándo así, ingresos de Bs. 25,1 millardos para ese mismo período.


APORTES DE ENERGÍA AL SISTEMA
(GWh)
183
136
136
136
130
1T 03
2T 03
3T 03
4T 03
1T 04

COM MÓVIL
AES Soluciones Tecnológicas

Comunicaciones Móviles EDC, C.A., empresa que presta servicios de radiocomunicaciones móviles terrestres, para el transporte de señales de voz y datos por enlaces (Trunking). Opera en el área metropolitana de Caracas y en la región norte del país, interconectando las principales ciudades desde Puerto La Cruz hasta Barquisimeto, enfocándose en clientes corporativos.



Resultados del Primer Trimestre de 2004

Al cierre del primer trimestre de 2004, COMMOVIL, cuenta con un total de 3.287 unidades conectadas al sistema, lo cual representó ingresos por Bs. 881 millones para ese período. La disponibilidad de los servicios totalizó 99,7%.

Durante el primer trimestre del año se puso en servicio la nueva red MetroEthernet para el transporte de datos (la primera en su naturaleza en Venezuela) con miras a ofrecer mejores servicios de transporte de datos a los clientes.

Administradora SERDECO, C.A.

Administradora Serdeco, C.A. es una compañía especializada y de avanzada en la prestación de servicios comerciales. Cuenta con una amplia experiencia en: Servicio de Gestión Comercial del Aseo Urbano y Domiciliario y Servicio de gestión comercial de impuestos inmobiliarios.

Durante el primer trimestre del año 2004, los ingresos operativos alcanzaron Bs. 4,4 millardos, disminuyendo en 1% respecto al primer trimestre del año 2003, como consecuencia del rezago en el aumento de las tarifas del servicio de Aseo Urbano y Domiciliario, en relación a la inflación.

Los costos operativos ascendieron a Bs. 2,8 millardos, incrementándose en un 10% respecto al año anterior, producto de: (a) la inflación del período, (b) la incorporación de nuevas actividades y (c) los procesos de mejora en la calidad del servicio de atención al cliente.

AES network

AES Network Communications es operadora de una red de telecomunicaciones que presta servicios de transporte de señales de telecomunicaciones y datos para la zona Metropolitana de Caracas y Guarenas-Guatire.

En la actualidad cuenta con veinticuatro (24) clientes, Operadores de Telecomunicaciones nacionales e internacionales y Proveedores de Acceso a Internet (ISPs).

---

smart power

Smartpower es la propuesta integral de valor agregado que ofrece servicios de asesorías y sistemas de información a sus clientes empresariales, permitiéndoles gerenciar eficientemente el manejo de la energía.

Nuestros clientes industriales se ubican en la zona oriental y centro-occidental del país.

Adicionalmente, durante el primer trimestre se incorporaron un total de 10 clientes, para servicios de asesorías en:

- Proyectos de iluminación.
- Inspección y pruebas de transformadores.
- Estudios para la compensación de reactivos.
- Registro y análisis de parámetros eléctricos.
- Censos de carga.
- Análisis termográfico.

La Electricidad de Caracas
y sus empresas filiales
una empresa AES



Resultados del Primer Trimestre de 2004

CAPITALIZACIÓN DEL MERCADO

Debido al aumento en el volumen y el precio transado de las acciones, la **Capitalización del Mercado** de la empresa (US$ 733MM) se incrementó en 175,6% con relación al valor al cierre del primer trimestre de 2003.


Capitalización del Mercado
(Millones US$)
733
175,6%
266
1T 03
1T 04

Dividendos

El 11 de marzo de 2004 EDC pagó un dividendo ordinario en efectivo de 12,85 Bs./acción (Bs. 642,50 por ADR) a los accionistas registrados al 5 de marzo de 2004.

EVENTOS

Programa de Incentivo a los Trabajadores "Ven y Participa"

Durante el mes de marzo se realizó el segundo programa de incentivo a lo trabajadores "Ven y Participa", con el se dio cumplimiento al compromiso establecido en el contrato suscrito entre the AES Corporation y EDC.

El Programa consistió en la compra de acciones a través de un fideicomiso constituido por EDC, a un precio de US$ 0,57 por cada acción, pagadero en bolívares, al tipo de cambio oficial.

El programa "Ven y Participa" cerró durante el mes de marzo con una participación del 65% que sumado al programa "Ven y Multiplica" alcanzan una participación total del 89% de las acciones que calificaban

RESPONSABILIDAD SOCIAL

Dona tu Vuelto, es un Programa que recauda a voluntad del cliente, el vuelto de su factura de electricidad y otros servicios, el cual se destina a la obra de Fe y Alegría en Venezuela y cuenta con el auspicio del Dividendo Voluntario para la Comunidad (DVC)

La donación realizada se registra en el reverso de la factura para garantizar la transparencia en el manejo de los fondos recibidos.

Durante el trimestre el Programa se hizo extensivo a todas las Oficinas Comerciales de la Gran Caracas y el Estado Vargas. Al cierre del primer trimestre la suma recolectada fue superior a Bs. 35 millones.

Con este aporte se materializa la ampliación del Colegio Enrique de Ossó, en el sector de Artigas, en Caracas. Este aporte contribuyo en parte a la construcción de 12 aulas, 2 talleres y 4 salas de baño, brindando una oportunidad de estudio a 500 niños y jóvenes.

Aporte Voluntario por Nómina

Es un programa del Dividendo Voluntario para la Comunidad, a través del cual las empresas y sus trabajadores participan activa y permanentemente en el desarrollo y financiamiento de proyectos sociales.

A voluntad del trabajador, se le descuenta de la nómina el monto que él especifique y las Empresas aportan un monto por igual.

El monto aportado por el trabajador y la EDC al cierre del primer trimestre fue de Bs 21 millones, totalizando Bs.325 millones desde que la empresa se unió a este programa en el año 2000.

Una Luz por la Integración

En el mes de febrero de este año se inicio la prueba piloto, "Una Luz por la Integración", el cual tiene como objetivo la incorporación de personas con discapacidad al campo laboral. La oficina comercial en la cual se esta realizando esta prueba piloto es la que presenta uno de los mayores índices de satisfacción al cliente.

Resultados del Primer Trimestre de 2004

Apoyando al Medio Ambiente

EDC y el Instituto Nacional de Parques (INPARQUES) firmaron un convenio que financiará los costos relacionados al mantenimiento del cortafuego que protege al Parque Nacional El Ávila, específicamente en el tramo comprendido entre Loma del Cuño y el Puesto de Guardaparques Chacaíto. Ratificando así una vez mas nuestro compromiso con la preservación del medio ambiente.

ElectroBus

Durante el primer trimestre de 2004 El ElectroBus recibió 1.604 personas (entre niños y adultos) durante visitas realizada a 24 instituciones públicas y privadas. El total acumulado a la fecha es de 5.104 personas que han recibido charlas interactivas de 45 minutos sobre como hacer uso eficiente de la electricidad en el hogar.



Los resultados presentados en este Informe no han sido auditados y han sido elaborados de acuerdo a los Principios de Contabilidad Generalmente Aceptados vigentes en Venezuela para empresas cuyos valores están registrados en la Comisión Nacional de Valores de Venezuela. Los mismos han sido ajustados para reflejar los efectos de la inflación siguiendo las normas antes mencionadas y están presentados en bolívares constantes al 31 de marzo de 2004.

La tasa de cambio para el cierre de marzo del 2004 fue 1.920,00 bolívares/US dólar, y el tipo de cambio promedio anual fue de 1.782,86 bolívares/US dólar. El índice de precios al consumidor (IPC base 1997) para el cierre de marzo 2004 fue 410,16 y el IPC promedio del trimestre fue 402,36.

C.A. La Electricidad de Caracas y Compañías Filiales (EDC), filial de AES Corporation, provee servicio eléctrico principalmente al área metropolitana de Caracas y es a su vez la empresa privada de servicio eléctrico más grande de Venezuela. Cada acción de EDC se transa en la Bolsa de Valores de Caracas. El American Depositary Receipt (ADR) de EDC se negocia en los Estados Unidos en el mercado "over-the-counter", bajo el símbolo: "ELDAY".

AES es una compañía de electricidad líder a nivel mundial, con ventas para el año 2003 de US$ 8.4 millardos. AES suministró 45.000 MGW de electricidad a sus clientes en 27 países a través de 114 plantas de energía y 17 compañías distribuidoras. Nuestros 30.000 empleados están comprometidos con la excelencia operacional y a saitsfacer las necesidades de crecimiento de energía a nivel mundial. Agradeceremos dirigir sus preguntas o comentarios relacionados con este reporte a la atención de Relaciones con los Inversionistas, por correo electrónico: edcinversionistas@aes.com

Persona Contacto:

Scarlett Alvarez U.
Directora
Relaciones con Inversionistas

58-212/ 502.2950

edcinversionistas@aes.com



C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑÍAS FILIALES

ESTADOS CONSOLIDADOS DE GANANCIAS Y PÉRDIDAS

(Basado en estados financieros no auditados y expresados en millones de bolívares constantes al 31 de marzo de 2004)

	1T 03 Bs.	2T 03 Bs.	3T 03 Bs.	4T 03 Bs.	1T 04 Bs.	1T 04 US$
Ingresos de Operación	265.478	274.158	282.355	309.045	263.152	148
Gastos de Operación	(105.209)	(108.078)	(109.871)	(142.686)	(127.371)	(71)
EBITDA	**160.269**	**166.080**	**172.484**	**166.359**	**135.781**	**76**
MARGEN EBITDA	**60,37%**	**60,58%**	**61,09%**	**53,83%**	**51,60%**	**51,60%**
Depreciación y Amortización	(82.240)	(91.710)	(85.020)	(85.943)	(83.212)	(47)
EBIT	**78.029**	**74.370**	**87.465**	**80.416**	**52.569**	**29**
MARGEN EBIT	**29,39%**	**27,13%**	**30,98%**	**26,02%**	**19,98%**	**19,98%**
Otros Ingresos y (Gastos) Neto	(2.828)	(9.440)	(33.804)	(433)	(13.090)	(7)
Costo Integral de Financiamiento	(99.301)	(63.582)	(6.920)	1.730	(109.498)	(61)
UTILIDAD (PÉRDIDA) ANTES DE PROVISIÓN PARA IMPUESTOS, RESULTADO DE COMPAÑÍAS DISPONIBLES PARA LA VENTA, PARTICIPACIÓN EN GANANCIAS Y PÉRDIDAS DE COMPAÑÍAS AFILIADAS E INTERESES MINORITARIOS	**(24.100)**	**1.347**	**46.741**	**81.713**	**(70.019)**	**(39)**
Provisión para Impuesto	(8.510)	(16.167)	(7.829)	(3.509)	(8.980)	(5)
Resultado de Compañías Disponibles para la Venta	2.608	8.453	6.674	(3.593)	(297)	(0)
Participación en Ganancias y Pérdidas de Compañías Afiliadas				(33)		-
Intereses Minoritarios	(1.090)	-	4	2	3	0
UTILIDAD (PÉRDIDA) NETA	**(31.092)**	**(6.366)**	**45.590**	**74.581**	**(79.293)**	**(44)**
MARGEN UTILIDAD NETA	**-11,71%**	**-2,32%**	**16,15%**	**24,13%**	**-30,13%**	**-30,13%**
UTILIDAD (PÉRDIDA) NETA POR ACCIÓN	(9,89)	(2,03)	14,51	23,73	(25,23)	(0,01)
UTILIDAD (PÉRDIDA) NETA POR ADR	(495)	(101)	725	1.186	(1.261)	(0,71)
ACCIONES EN CIRCULACIÓN (Millones)	3.143	3.143	3.143	3.143	3.143	3.143



C.A. LA ELECTRICIDAD DE CARACAS Y COMPAÑÍAS FILIALES
BALANCES GENERALES CONSOLIDADOS

(Basado en estados financieros no auditados y expresados en millones de bolívares constantes al 31 de marzo de 2004)

	2003 31 de Marzo	2004 31 de Marzo
ACTIVO		
Activo Circulante	786.147	916.454
Efectivo y Equivalentes de Efectivo	390.942	493.352
Propiedades, Plantas y Equipos, neto	3.644.361	3.417.437
Inversiones	78.349	77.272
Cuentas por Cobrar a Largo Plazo	54.551	45.459
Otros Activos y Cargos Diferidos, Neto	45.029	23.478
Activos a Largo Plazo de Compañías Disponibles para la Venta	30.157	26.616
Total Activo	**4.638.594**	**4.506.716**
PASIVO Y PATRIMONIO		
Pasivo Circulante	814.667	1.257.233
Préstamos y Sobregiros Bancarios	279.393	207.464
Porción Corriente Deuda LP	226.476	640.897
Deuda a Largo Plazo	963.093	398.527
Otros Pasivos	139.337	173.458
Patrimonio	2.721.497	2.677.498
Total Pasivo y Patrimonio	**4.638.594**	**4.506.716**
Activo Circulante / Pasivo Circulante	**0,96**	**0,73**
Deuda Financiera C P / Deuda L P	**0,53**	**2,13**
Patrimonio / Activo Total	**58,67%**	**59,41%**
Deuda Financiera / Capitalización Total	**35,05%**	**31,77%**



ASPECTOS TÉCNICOS

Capacidad Instalada (MW)	1T04
Arrecifes	120
Ampliación Tacoa	1.410
Tacoa	336
Oscar Augusto Machado	450
Genevapca	300
Total Capacidad Instalada	**2.616**

Generación y Compra de Energía Neta (GWh)	1T03	2T03	3T03	4T03	1T04
Generación Bruta	2.558	3.002	3.407	3.507	2.880
Energía Comprada (Incluye CALEY)	70	74	75	78	73
Consumo Interno y Pérdidas	(422)	(654)	(635)	(564)	(692)
Total Energía Vendida	**2.206**	**2.422**	**2.847**	**3.021**	**2.261**
Disponibilidad Planta (promedio anual) (%)	**87,11**	**81,77**	**82,82**	**80,26**	**81,15**
Factor de Capacidad, Neta (%)	**51,68**	**59,36**	**65,65**	**70,09**	**57,96**

Número de Clientes Facturados

Sectores	1T03	2T03	3T03	4T03	1T04	1T03 Vs 1T04
Residencial	827.569	842.194	850.998	857.945	854.852	3,3%
Industrial	6.532	6.569	6.683	6.962	5.742	-12,1%
General	109.482	111.494	113.142	113.972	112.902	3,1%
Oficial / Alumbrado Público	6.503	6.414	6.707	6.840	7.074	8,8%
Total	**950.086**	**966.671**	**977.530**	**985.719**	**980.570**	**3,2%**

Consumo (GWh) (No incluye Genevapca)

Sectores	1T03	2T03	3T03	4T03	1T04	1T03 Vs 1T04
Residencial	779	831	861	912	804	3,2%
Industrial	427	458	478	531	433	1,4%
General	809	864	907	949	827	2,2%
Oficial / Alumbrado Público	191	206	209	226	197	3,1%
Total Area Servida	**2.206**	**2.359**	**2.455**	**2.618**	**2.261**	**2,5%**
Sistema Interconectado Nacional	0	63	392	403	0	-
Total (area servida+SIN)	**2.206**	**2.422**	**2.847**	**3.021**	**2.261**	**2,5%**



ASPECTOS TÉCNICOS

Transmisión y Distribución

	Unidad	1T 04
Líneas Aéreas de T&D (de 230 kV a 4,8 kV)	Km	4.874
Líneas Subterraneas de T&D (de 230 kV a 4,8 kV)	Km	3.529
Area Servida	Km^2	5.200
Subestaciones (de 230 kV a 4,8 kV)	#	133
Demanda Máxima Histórica	MW	1.977
Factor de Carga	%	76
Capacidad Instalada de T&D (de 230 kV a 30 kV)	MVA	8.834
Capacidad Instalada de T&D (de 12,47 kV a 0,120 kV)	MVA	5.831